Exhibit 12.1

GLOBAL GEOPHYSICAL SERVICES, INC. AND SUBSIDIARIES
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
(In thousands, except ratio amounts)

	2011	2010	2009	2008	2007
Earnings Before Fixed Charges:
Income (loss) before income taxes	$19,120	$(38,954)	$738	$(2,019)	$7,378
Add fixed charges	36,624	26,408	25,160	33,681	17,208
Income (loss) before fixed charges	55,744	(12,546)	25,898	31,662	24,586

Fixed Charges:
Interest expense, net	25,259	21,269	18,613	22,384	10,745
Estimate of interest expense within rental expense	11,365	5,140	6,546	11,297	6,463
Total fixed charges	36,624	26,409	25,159	33,681	17,208

Deficiency of earnings available to cover fixed charges	$-	$(38,954)	$-	$(2,019)	$-

Ratio of earnings to fixed charges	1.52	-	1.03	-	1.43